FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of July 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosures:

Appointment of David Lawrence as CFO

Schedule 5 – Blocklisting six monthly return

Acambis appoints David Lawrence as CFO

Cambridge, UK and Cambridge, Massachusetts – 9 July 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces the appointment of David Lawrence as Chief Financial Officer.

Mr Lawrence, 41, is currently Vice President of Finance for Chiron Vaccines, the vaccines division of Chiron Corporation ("Chiron"), which he joined in February 2002.  In that role, he is responsible for all aspects of finance and accounting for Chiron Vaccines, and also for strategic planning, business development, mergers and acquisitions. In particular, he played a lead role in Chiron’s acquisition of PowderJect Pharmaceuticals plc and the subsequent disposal of various non-core assets/businesses. Chiron Vaccines is the fifth largest vaccines business in the world and had revenues of nearly $700m in 2003.

Prior to Chiron Vaccines, the majority of David’s career has been spent with GlaxoSmithKline plc and its predecessor companies. He joined in 1988 as a Finance graduate trainee and progressed through a number of senior roles in Finance, Information Management and Distribution to become Head of UK Finance and Senior Vice President of Financial Management in Research and Development. He left GSK in 2001 to become Chief Financial Officer of Strakan Pharmaceuticals, a privately held biotechnology company, before joining Chiron Vaccines.

David is expected to join Acambis in the next few weeks and will be based at Acambis’ Cambridge, UK offices. His appointment follows the promotion of the previous Chief Financial Officer, Gordon Cameron, to Chief Executive Officer earlier this year.

There are no further details relating to the appointment of David Lawrence that are required to be disclosed pursuant to paragraph 6.F.2 (b-g) of the Listing Rules of the UK Listing Authority.

Gordon Cameron, CEO of Acambis, commented:

“I am delighted that we have attracted someone of David’s calibre to join Acambis. David will be an important member of the Acambis management team, and I look forward to working closely with him through the next stage of our development. His considerable industry knowledge, the strong management and financial skills he has developed throughout his career and the experience he has gained through playing an active role in the rapid growth of Chiron Vaccines will be invaluable in the management of Acambis’ continued growth.”

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/ Charlie Armitstead: Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the 2002 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Unapproved Share Option Scheme

3. Period of return: From 01 January 2004 to 30 June 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
5,000

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
5,000

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
106,249,127

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1996 Approved Share Option Scheme

3. Period of return: From 01 January 2004 to 30 June 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
461,700

5. Number of shares issued/allotted under scheme during period:
47,601

6. Balance under scheme not yet issued/allotted at end of period:
414,099

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
106,249,127

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3. Period of return: From 01 January 2004 to 30 June 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
40,102

5. Number of shares issued/allotted under scheme during period:
4,745

6. Balance under scheme not yet issued/allotted at end of period:
35,357

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
106,249,127

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1999 Share Option Plan

3. Period of return: From 01 January 2004 to 30 June 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
923,726

5. Number of shares issued/allotted under scheme during period:
447,319

6. Balance under scheme not yet issued/allotted at end of period:
476,407

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
106,249,127

1. Name of company
Acambis plc

2. Name of scheme
OraVax 1990 Stock Incentive Plan

3. Period of return: From 01 January 2004 to 30 June 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
143,706

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
143,706

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
106,249,127

1. Name of company
Acambis plc

2. Name of scheme
OraVax 1995 Stock Incentive Plan

3. Period of return: From 01 January 2004 to 30 June 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
150,000

5. Number of shares issued/allotted under scheme during period:
45,821

6. Balance under scheme not yet issued/allotted at end of period:
104,179

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
106,249,127

Contact for queries:      Elizabeth Brown
Address:      Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT
Name of person making return: Elizabeth Brown
Telephone:      01223 275300
Position of person making return: Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 July 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications